pSivida Limited
400 Pleasant Street
Watertown, MA 02472

April 4, 2007

VIA FACSIMILE: 212-603-5710

Castlerigg Master Investments Ltd.
c/o Sandell Asset Management
40 West 57th Street, 26th Floor
New York, NY 10019

Re:	Company Optional Redemption Notice

Ladies and Gentlemen:

Reference is hereby made to the Amended and Restated Convertible Note (the “Note”), dated November 16, 2005, by pSivida Limited (the “Company”) in favor of Castlerigg Master Investments Ltd. (the “Holder”). Capitalized terms used herein and not otherwise defined shall have the meanings ascribed to such terms in the Note.

Pursuant to its right at any time after the Issuance Date, to redeem all or any portion of the Conversion Amount then remaining under the Note pursuant to Section 10(a) of the Note, the Company hereby notifies the Holder that on June 4, 2007 (the “Company Optional Redemption Date”) it will redeem one hundred percent (100%) of the Principal outstanding under the Note as of April 4, 2007 and pay any accrued Interest and Late Charges incurred under the Note between April 5, 2007 and the Company Optional Redemption Date.

On the date hereof, the Company has issued to the Holder, a Series B warrant to purchase 2,341,347 ADRs of the Company.

On the Company Optional Redemption Date, the Company will pay to the Holder the Company Optional Redemption Price in the amount of $13,654,738.09, representing 108% of the Conversion Amount of $12,643,276.01, comprised of the following:

•	Company Optional Redemption Amount of $12,476,467.35; and

•	Interest and Late Charges of $166,808.66.

Please contact me with any questions that you have regarding this notice.

Very truly yours,

/s/ Michael J. Soja

Michael J. Soja

cc:	Eleazer Klein, Esq., Schulte Roth & Zabel LLP (Fax: 212-593-5955)
Citibank, N.A. (Facsimile: 212-825-2029)